FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: Mayy 4, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations

Results
JANUARY - MARCH 2007

Madrid, 4 May, 2007

Endesa’s net income rises to euro 633 million in the first quarter of 2007

Net income, on a like-for-like basis, increased 11.4%.

Total net income for January-March of this year was Euro 419 million lower than the same period in 2006, when the Company posted Euro 484 million in capital gains and other extraordinary income.

EBITDA growth reflects a positive performance of endesa’s businesses

EBITDA stood at Euro 2,000 million in the first quarter of the year, an increase of 15.3% on a like-for-like basis and 2.7% vs. last year’s reported amount during 1Q06.

Balanced contribution from all businesses to total income

The Spanish and Portuguese business posted net income of Euro 437 million, an increase of 22.8% measured on a like-for-like basis, that is, excluding stranded costs recognition for non-mainland systems for 2001-2005 that was recorded in the first quarter of 2006. This business accounted for 69% of ENDESA’s total net income.

Net income from business in Europe decreased 15.3% to Euro 100 million, as a result of special market conditions in the first quarter of the year. This division accounted for 15.8% of ENDESA’s total net income.

In Latin America, net income rose 2.1% on a like-for-like basis from the first quarter of 2006, to Euro 96 million euros. This accounted for 15.2% of ENDESA’s total net income.

Results at the Company's three businesses in line with forecasts provided to the market

CONTENTS

Key facts and figures for the first quarter 4

Consolidated results 11
Strategic Plan 19

Results by business line 22

Business in Spain and Portugal 23

Business in Europe 33

Business in Latin America 38

Statistical appendix 45

KEY FACTS AND FIGURES
FOR 1Q07

POSITIVE PERFORMANCE OF NET INCOME ON A LIKE-FOR-LIKE BASIS

¾  ENDESA reports first-quarter 2007 net income of Euro 633 million.
¾  This is almost entirely recurrent, since it does not include one-off or atypical items of any significant amount.
¾  Conversely, net income in first-quarter 2006 was affected by a number of sizeable, one-off items, totalling Euro 484 million:

o
Recognition of stranded costs for non-mainland generation for 2001-2005, which amounted to Euro 212 million, and of interest, which amounted to Euro 31 million, with a combined impact of Euro 212 million on net income.

o	Fiscal impact of the merger between Elesur and Chilectra, which was Euro 170 million, with an impact on net income after minority interests of Euro 101 million.

o	Net capital gain from sale of 5.01% of Auna to Deutsche Bank, with a net impact on earnings of Euro 171 million.

¾  Like-for-like growth in net income in 1Q07 was 11.4% vs. 1Q06.

POSITIVE RESULTS ACROSS ALL BUSINESSES

¾  Net income in Spain and Portugal rose 22.8% on a like-for-like basis, to Euro 437 million, from the first quarter of 2006.

¾  Net income from business in Europe was Euro 100 million, a decrease of 15.3% from the first quarter of 2006, mainly as a result of the impact of weather conditions on market performance in Italy and France.

¾  Net income from Latin American business climbed 2.1% on a like-for-like basis, to Euro 96 million.

GROWTH IN MAIN INCOME STATEMENT ITEMS ON A LIKE-FOR-LIKE BASIS REFLECTS POSITIVE PERFORMANCE OF BUSINESSES

¾   Gross margin was Euro 2,820 million in the first quarter of 2007, 11.8% higher than the same period of 2006, on a like-for-like basis.

¾  EBITDA was Euro 2,000 million, an increase of 15.3% on a like-for-like basis.

¾  EBIT was Euro 1,443 million, a 12.8% increase on a like-for-like basis.

¾  Cash flow from operations totalled Euro 1,312 million, 20.7% higher than in 1Q06 on a like-for-like basis.

¾  ENDESA’s total electricity output was 47,295 GWh in 1Q07, 5.5% lower than in the same period a year earlier, as sharp output increases in several Latin American countries were not enough to offset declines in Spain and the rest of Europe.

¾  Total electricity sales rose 0.2% from first quarter of 2006, to 56,841 GWh.

LEVERAGE RATIO IN LINE WITH STRATEGIC PLAN TARGET

¾  Leverage stood at 124.3% as of 31 March, 2007, compared with 124.5% on 31 December, 2006, in line with targets set down in the Company's Strategic Plan, which calls for leverage not to exceed 140%.

BUSINESS IN SPAIN AND PORTUGAL

Positive performance of main income statement items

¾  Net income from business in Spain and Portugal was Euro 437 million, accounting for 69% of ENDESA's total income.

¾  On a like-for-like basis, excluding the impact of recognition of stranded costs for non-mainland generation for 2001-2005, booked in 1Q06, net income at this business rose 22.8%.

¾  EBITDA rose 24.5% from a year earlier to Euro 1,027 million, and EBIT climbed by 21.9% to Euro 684 million both measured on a like-for-like basis.

Mainland generation mix reasserts its competitiveness

¾  ENDESA, among Spanish utilities, maintains the largest market share of ordinary regime output (34.6% in 1Q07), liberalized market (55.6% in 1Q07) and total sales to final customers (42.8% in 1Q07).

¾  In the first quarter, the Company met 80.8% of its Spanish demand using its own power stations. This balance between generation and demand gives ENDESA a clear competitive advantage over its competitors, thanks to its lower exposure to risks arising from changes in rainfall patterns and fluctuations in wholesale prices.

¾  Nuclear and hydro powered energy comprised 45.9% of ENDESA's mainland generation mix, compared with 43.4% for the rest of the sector.

ENDESA’s mainland coal-fired plants achieved a 73.3% load factor in the first quarter of 2007, making a significant contribution to covering demand in the Spanish electricity system.

ENDESA: top investor in electricity facilities in the Spanish electricity sector

¾  ENDESA invested Euro 417 million in Spain and Portugal in 1Q07, of which Euro 366 million, or 87.8%, was capex. This underscores ENDESA’s status as the largest investor in electricity facilities among Spanish power companies.

¾  Euro 229 million of capex was spent on upgrading distribution assets to enhance quality and security of supply.

Sharp growth in generation from cogeneration and renewable energies +33.8%

¾  Renewable and CHP companies fully consolidated by ENDESA generated 823 GWh in the first quarter, an increase of 33.8% from the same period in 2006.

¾  The gross margin at these companies was Euro 65 million, an increase of 4.8% from 1Q06.

Larger contribution to results from the distribution activity

¾  EBITDA in the distribution business rose Euro 131 million or 55.7% from the same period last year.

¾  This increase was mainly the result of the increase in remuneration stipulated in the Royal Decree governing tariffs in 2007 and operational improvements achieved in this activity, above all through initiatives to reduce losses and lower fixed costs.

¾  Higher earnings in this activity have come alongside a 37% improvement in the quality of supply over the last 12 months.

Supply business optimization

¾  ENDESA in the first quarter sold 51% of its output in the deregulated market, in which prices rose 20.7%, while the rest of the sector sold only 16% of output in the deregulated market.

¾  This demonstrates that the Company's supply strategy gives, comparatively to peers, greater coverage against fluctuations in wholesale market prices.

Fuel consumption and CO2 costs fall 12.5% and 85% respectively

¾  Fuel consumption at ENDESA's business in Spain and Portugal amounted to Euro 492 million in the first quarter, a decrease of 12.5% from the same period in 2006.

¾  This decrease was due to declining fuel procurement costs, and, to a lesser extent, to lower output in the period.

¾  As for CO2, emissions from mainland output were 10.5% lower. Cost was also 85% lower, totalling Euro 6 million in 1Q07 vs. Euro 40 million in 1Q06.

ENDESA: A major player in natural gas

¾  ENDESA sold a total of 9,013 GWh in the Spanish natural gas market in the first quarter of 2007, 26.2% more than in the same period a year earlier.

¾  Liberalized market share stood at 13.1%.

¾  Natural gas business added Euro 64 million to the gross margin in the first quarter of 2007, an increase of 128.6% from the same period a year earlier.

BUSINESS IN EUROPE

Significant contribution to total net income from the business in Europe

¾  Net income from the electricity business in Europe was Euro 100 million in the first quarter, accounting for 15.8% of ENDESA's total net income, and decreasing 15.3% from the same period a year earlier.

¾  Stripping out the effect from the cancellation of Delibera 254, made during 1Q06, total net income would have decreased just by 3.8%.

¾  EBITDA at this business was Euro 310 million, 15.5% of total EBITDA at ENDESA, and a decrease of 3.7% from a year earlier. Without the Delibera 254 effect, EBITDA increased 4.7% vs. 1Q06.

ENDESA enters the Greek market

¾   On 28 March Endesa Europe signed a strategic alliance with Greek metallurgy and engineering company Mytilineos Holdings S.A. to operate in the Greek market with an option to expand into other markets in southeast Europe.

¾  The alliance will take the form of a joint venture, in which ENDESA will hold a 50.01% stake.

¾  Mytilineos will contribute to this joint venture with all its energy assets (thermal and renewable) as well as its current licenses and Endesa will supply Euro 485 million and, depending on the success of wind projects currently waiting for authorization, an additional fee up to Euro 115 million.

¾  The new company will become the largest independent energy operator in Greece and will have the largest order book of projects under construction and in development in the country, as well as a generation mix balanced between thermal and renewable capacity.

Italy: Significant progress on new facilities

¾  In the framework of its strategy for growth in renewable energies, Endesa Italia in February incorporated into its generation mix the wind farms Piano di Corda and Serra Pelata, with 122 MW of total capacity, completing an agreement with Gamesa signed three years ago for the acquisition of wind assets in Italy.

¾   Construction continued as scheduled on the two 400MW CCGTs at the Scandale plant (Calabria), in which ENDESA Europa owns 50%, as did preliminary work on the offshore regasification terminal off Livorno, which is scheduled to come on-stream on 2009.

¾  Endesa Italia paid shareholders a dividend of Euro 216 million in 1Q07, of which Euro 173 million corresponded to Endesa Europa.

¾  ENDESA's electricity output in Italy was 6,354 GWh in 1Q07, a drop of 16.6% from the same period a year earlier, as a result of weather conditions in that market.

France: Growth in Snet’s main income statement items

¾  French ENDESA´s generator contributed Euro 60 million to European business EBITDA and Euro 34 million to EBIT in 1Q07, with growth of 7.1% and 17.2%, respectively.

¾  Its electricity output was 2,258 GWh, a decrease of 47.8% from the first three months of 2006, mainly as a result of lower electricity demand in France due to climate conditions and higher rainfall in the country, which gave rise to lower usage of thermal plants.

¾  Total sales were 4,653 GWh, a decrease of just 22.9% due to higher energy purchases.

¾  Snet paid shareholders dividends of Euro 33 million in 1Q07, of which Euro 21 million corresponded to Endesa Europa.

Debt at the business in Europe falls by Euro 65 million

¾  Net financial debt at ENDESA’s electricity business in Europe stood at Euro 1,609 million at 31 March 2007, compared with Euro 1,674 million at the end of 2006, a drop of Euro 65 million or 3.9%.

BUSINESS IN LATIN AMERICA

Growth in total EBITDA (+12.8%) and EBIT (+16.1%) confirm progress of this business

¾  Net income at ENDESA’s Latin American business totalled Euro 96 million in 1Q07, 2.1% more than a year earlier, after discounting from 1Q06 the one-off tax impact arising from the merger of Elesur and Chilectra, for a contribution of 15.2% to ENDESA's total net income.

¾  EBITDA rose 12.8% to Euro 663 million from a year earlier, and EBIT climbed 16.1% to Euro 535 million.

¾  Measured in local currencies, EBITDA rose 21.8% and EBIT climbed 25.6%, both vs. 1Q06.

¾  EBITDA and EBIT increased in both the generation and transmission businesses (+4% and +4.4%, respectively) and in distribution (+26% and 32.9%, respectively). In just the generation business increases in EBITDA and EBIT were 8.4% and 9.5% respectively.

Growth in sales and significant operating improvements

¾  Total sales from ENDESA’s Latin American companies increased by 6.3%, to 15,268 GWh in the first quarter, driven by organic growth in their markets, and reflecting the ongoing economic recovery in the markets in which they operate.

¾  Generation margin stood at USD 29.7/MWh, an increase of 14.9% compared to 1Q06, and distribution margin stood at USD 39.2 /MWh, an increase of 12.6%.

¾  Energy distribution losses were 11.1% in 1Q07, an improvement of 0.2 percentage points from the same period in 2006.

Regulatory update: ratification of increase in Edesur’s tariffs

¾  In the first quarter of 2007, the first distribution tariff increase to be approved in Argentina since the 2001 economic crisis took effect, after the corresponding resolution was published by the electricity sector regulator (ENRE).

¾  Application of this increase, which is to be implemented retroactively to November 2005, contributed to an increase of 144% in Edesur's EBITDA, to Euro 61 million in the first quarter.

Cash returns in line with Strategic Plan targets

¾  Cash returns from ENDESA’s Latin American business to the parent company in the first three months of the year totalled Euro 118 million.

¾  This, coupled with the USD561 million achieved in 2005 and 2006, means that 42.4% of the target in the Strategic Plan to 2009 (USD 1,600 million) has now been achieved.

New capacity development and investments

¾  In Chile, work continued on the construction of the 377 MW San Isidro II CCGT, of which 246 MW came on stream last 30th of April, and of the 32 MW Palmucho hydro plant.

¾  The financial investments during 1Q07 include acquisitions by Endesa Chile in February and March of third-party stakes in Costanera (5.5%), Hidroinvest (25%) and Hidroeléctrica El Chocón (2.48%).

PROPOSED DIVIDEND FOR 2006

¾  The Company’s Board of Directors has decided that the total gross dividend for 2006 which it will propose to shareholders at the General Shareholders Meeting will be Euro 1.64 per share, for a total of Euro 1,736 million.

¾  After payment of an interim dividend of Euro 0.50 per share on 2 January 2007, upon approval of this proposal, the final dividend will climb to Euro 1.14 per share.

CONSOLIDATED RESULTS

ENDESA reports 1Q07 net income of Euro 633 million

ENDESA posted net income of Euro 633 million in the first quarter of 2007.

This amount is Euro 419 million less than the figure registered in the same period of 2006. However, in order to give a comparison in like-for-like terms, it is necessary to keep in mind that in January-March 2006, three non-recurrent effects involving significant amounts were included:

-
Recognition of stranded costs for non-mainland generation for 2001-2005, which amounted to Euro 212 million, and of interest, which amounted to Euro 31 million, with a combined impact of Euro 212 million on net income.

-	Fiscal impact of the merger between Elesur and Chilectra, which was Euro 170 million, with an impact on net income after minority interests of Euro 101 million.

-	Net capital gain from sale of 5.01% of Auna to Deutsche Bank, with a net impact on earnings of Euro 171 million.

Meanwhile, 1Q07 net income was almost entirely recurrent, since it did not include one-off or atypical items of any significant amount.

After discounting the three effects mentioned above from first quarter 2006 earnings, net income in 1Q07 rose 11.4%.

References to a like-for-like comparison of earnings in this document always refer to variations produced after deducting the three items mentioned above from the first quarter of 2006.

ENDESA FIRST QUARTER 2007 CONSOLIDATED RESULTS
	Euro million	% Chg vs. 1Q06% chg vs. 1Q06	% Chg vs. 1Q06 l-f-l	% Contrib. to earnings
Spain and Portugal	437	(23.1)	22.8	69.0
Europe	100	(15.3)	(15.3)	15.8
Latin America	96	(50.8)	2.1	15.2
TOTAL	633	(39.8)	11.4	100.0

The distribution of net income between the different electricity businesses is balanced, reinforcing the Company’s multinational character and its appropriately diversified risk profile.

Decrease in output (-5.5%) due mainly to climatic factors

Electricity generation fell 5.5% from the first quarter of 2006 due mainly to the fact that output increases in several Latin American countries were not sufficient to offset a decline caused by weather and rainfall conditions in European markets.

Electricity sales totalled 56,841 GWh, an increase of 0.2% from the same period in 2006.

GENERATION AND ELECTRICITY SALES
	Output		Sales
	GWh	% chg vs. 1Q06	GWh	% chg vs. 1Q06
Spain and Portugal	22,972	(2.1)	28,419	4.8
Europe	8,612	(27.9)	13,154	(13.7)
Latin America	15,711	7.2	15,268	6.3
TOTAL	47,295	(5.5)	56,841	0.2

Output/sales balance

In 1Q07 ENDESA covered 83.2% of its total electricity sales in all of its markets with electricity generated by its own plants.

This balanced situation between production and demand allows the Company to considerably reduce risk of its electricity business, giving it significant competitive advantage which is especially noteworthy in the Spanish market. In Spain, the Company covered 80.8% of demand in the period with its own output.

Increase in gross margin (+11.8%) and EBITDA (+15.3%) on a like-for-like basis

Revenues were Euro 5,207 million in the first quarter, 4.6% lower on a like-for-like basis from the same period in 2006. This decrease was due to the lower output mentioned earlier, to lower prices in European wholesale markets, and, above all, to a lower value for revenues registered for greenhouse gas emission rights allocated, free of charge, as a consequence of their price performance.

Variable costs fell 18.7% thanks to lower costs for fuel and greenhouse gas emission rights, declines derived in both cases mainly from reductions in their respective prices.

The performance of revenues and variable costs produced an increase of 11.8% in gross margin on a like-for-like basis, to Euro 2,820 million.

EBITDA was Euro 2.000 million and EBIT was Euro 1,443 million, increases of 15.3% and 12.8%, respectively, measured on a like-by-like basis.

	Gross profit		EBITDA		EBIT
	Euro million	% chg vs. 1Q06 (l-f-l)	Euro million	% chg vs. 1Q06 (l-f-l)	Euro million	% chg vs. 1Q06 (l-f-l)
Spain and Portugal	1,515	15.2	1,027	24.5	684	21.9
Europe	398	(2.2)	310	(3.7)	224	(12.8)
Latin America	907	13.4	663	12.8	535	16.1
TOTAL	2,820	11.8	2,000	15.3	1,443	12.8

Net financial expenses: -10.3% in like-for-like terms

ENDESA reported negative financial results of Euro 229 million for 1Q07, a 7% increase over the same period in 2006.

Net financial expenses stood at Euro 236 million, or Euro 4 million more than the figure recorded in the first quarter of 2006. Measured on a like-for-like basis, they dropped 10.3%.

Net financial expenses for the first quarter of 2007 were reduced by Euro 50 million as a consequence of the higher interest rate used to calculate real value of contingencies related to workforce reduction programmes, which were recorded as provisions - compared with the rate used for this calculation at the end of 2006. The difference is due to a rise in interest rates in the market.

Cash flow from operating activities: Growth of 20.7% on a like-for-like basis

Cash flow from operations stood at Euro 1,312 million in the first quarter, an increase of 1% from a year earlier. Measured on a like-for-like basis the increase was 20.7%.

CASH FLOW FROM OPERATING ACTIVITIES
	Euro million	%chg vs. 1Q06 (l-f-l)
Spain and Portugal	667	29.3
Europe	227	9.1
Latin America	418	15.2
TOTAL	1,312	20.7

Investments: Euro 761 million. 54.8% in Spain and Portugal

ENDESA invested a total of Euro 761 million in the first quarter of 2007. Of this figure, Euro 567 million was invested in capex and intangible assets and the remaining Euro 194 million in financial investments.

INVESTMENTS
	Euro million
	Capex and intangible assets	Financial	TOTAL
Spain and Portugal	379	38	417
Europe	36	27	63
Latin America	152	129	281
TOTAL	567	194	761

Financial situation

ENDESA’s net debt was Euro 20,556 million as of March 31, 2007, 3.6% higher than at year-end 2006.

BREAKDOWN BY BUSINESS LINE OF ENDESA’S NET DEBT
	Euro million
	31-03-07	31-12-06	Change		% Chg
Business in Spain and Portugal	13,252	12,548	704		5.6
Business in Europe -Endesa Italia -Other	1,609 806 803	1,674 748 926	(65 58 (123	) )	(3.9 7.8 (13.3	) )
Business in Latin America - Enersis Group -Other	5,695 4,864 831	5,618 4,749 869	77 115 (38)		1.4 2.4 (4.4)
TOTAL	20,556	19,840	716		3.6

When assessing ENDESA’s debt level, it must be remembered that at 31 March, 2007. ENDESA had the recognised right to collect Euro 2,813 million in connection with several regulatory matters: Euro 1,354 million for financing the revenue shortfall from regulated activities in Spain, Euro 1,449 million in compensation for stranded costs in non-mainland generation also in Spain and Euro 10 million for stranded costs in Italy.

Stripping out these regulatory items, ENDESA’s net debt at the end of March 2007 was Euro 17,743 million.

The average cost of ENDESA’s total debt was 5.63% in 1Q07, while the cost of the debt corresponding to the Enersis Group was an average 9.25%. Stripping out Enersis Group debt, the average cost of ENDESA’s debt was 4.36%.

STRUCTURE OF ENDESA’S NET DEBT
	ENDESA and direct subsidiaries		Group Enersis		Total ENDESA Group
	Euro million	% of total	Euro million	% of total	Euro million	% of total
Euro	15,620	100	-	-	15,620	76
Dollar	72	-	2,195	45	2,267	11
Other currencies	-	-	2,669	55	2,669	13
TOTAL	15,692	100	4,864	100	20,556	100
Fixed rate	7,397	47	3,688	76	11,085	54
Hedged	1,722	11	244	5	1,966	10
Floating	6,573	42	932	19	7,505	36
TOTAL	15,692	100	4,864	100	20,556	100
Avg. life (years)	5.0		5.3		5.1

The average life of the ENDESA Group’s debt at March 31, 2007 was 5.1 years.

ENDESA enjoys a high degree of protection against interest-rate risk, since 64% of all its debt is either fixed-rate or hedged. If we include net debt of regulatory assets to be recouped as part of electricity regulation, the percentage of debt that is either fixed rate or hedged climbs to 74% of the total.

At 31 March 2007, ENDESA in Spain and its direct subsidiaries, excluding the Enersis Group, had liquidity of Euro 6,245 million, of which Euro 5,897 million corresponded to undrawn sums on unconditional credit lines. This liquidity is sufficient to cover maturities falling due in the next 17 months for this group of companies.

The Enersis Group held cash and cash equivalents totalling Euro 760 million and Euro 535 million in undrawn, unconditional credit lines, covering debt maturities for the next 19 months.

As of the date of release of first quarter earnings, ENDESA’s long-term debt ratings are: Standard & Poor's: A. Moody’s: A3, and Fitch: A+, all of them under review for a possible downgrade as a result of the takeover bid for 100% of the Company.

Total equity Euro 16,533 million

ENDESA’s total equity was Euro 16,533 million as of 31 March, 2007, Euro 597 million more than on 31 December, 2006.

Of this total equity, Euro 11,828 million belonged to ENDESA S.A. shareholders, and Euro 4,705 million to minority shareholders of Group companies.

Total equity corresponding to ENDESA S.A. shareholders increased by Euro 537 million from 31 December, 2006 as a result of net income in the quarter of Euro 633 million, of revenues and expenses recognised in equity, with a net positive effect of Euro 52 million, and of a decrease caused by the distribution to shareholders of a bonus for attendance at the Extraordinary General Shareholders Meeting which was planned for 20 March, 2007 and which totalled Euro 148 million.

Financial leverage

The positive performance of the Group's total equity allowed it to offset an increase of Euro 716 million in net debt, and position ENDESA’s leverage at 124.3% on 31 March, 2007, as compared to 124.5% on 31 December, 2006.

Financial leverage is in line with targets set out in the Company's Strategic Plan, which calls for leverage not to exceed 140%.

Shareholder remuneration

ENDESA’s Board of Directors agreed to propose at the Company’s General Shareholders Meeting a dividend payment of Euro 1.64 per share against 2006 earnings, for a total of Euro 1,736 million.

After payment on 2 January, 2007 of an interim dividend of Euro 0.50 per share, upon approval of this proposal, the final dividend will climb to Euro 1.14 per share.

In addition, ENDESA distributed an attendance bonus of Euro 0.15 per share in 1Q07, or additional compensation of Euro 148 million, for attendance at the Extraordinary General Shareholders Meeting, scheduled for 20 March, 2007.

In the event that the Shareholders Meeting approves payment of the total 2006 dividend mentioned above, ENDESA will have distributed to shareholders in 2005 and 2006 a combined total of Euro 4,425 million, or 44.7% of the Euro 9,900 million it has pledged to distribute in dividends in the period 2005-2009.

STRATEGIC PLAN

Recurrent income obtained by ENDESA in the first three months was in line with targets set out in its Strategic Plan.

This Plan was announced to the markets in October 2005, and it is worth recalling that, since its implementation, the Company has not only met, but exceeded, the targets laid out for performance of its key economic variables, as a consequence of the excellent performance among its businesses and a favourable macroeconomic and industry context.

This has led to successive Plan updates, which have extended the scope of the targets established.

Strategic objectives

The last Plan update, reported to financial markets on 24 January, foresees meeting the following targets in 2006-2009:

•	Average compound annual EBITDA growth of 8%, to Euro 8,500 million in 2009.

•	Average compound growth of 5% in profits, to Euro 3,075 million in 2009, bringing ordinary profit to about Euro 3,000 million.

•
Payment to shareholders totalling Euro 9,900 million in dividends over the period 2005-2009. Of this amount, Euro 7,600 million will be comprised of dividends on ordinary income, and Euro 2,300 million will stem from capital gains from the sale of non-strategic assets.

•	Leverage below 140%.

Results in line with targets

Results posted in the first quarter were in line with meeting these goals:

•	EBITDA climbed 15.3% on a like-for-like basis compared with 1Q06.

•	A like-for-like net income increase of 11.4%

•	Financial leverage of 124.3%.

Shareholder remuneration

As for dividends, the Company's Board of Directors will propose at the General Shareholders Meeting the payment of a dividend of Euro 1.64 per share against 2006 results, for a total of Euro 1,736 million.

Of the proposed dividend, Euro 1.27 per share will come from ordinary activities, while Euro 0.37 per share will stem from capital gains from sale of non-strategic assets.

If this dividend proposal is approved at the General Shareholders Meeting, the Company will have distributed to its shareholders a total of Euro 4,425 million in the first two years of the 2005-2009 Strategic Plan - including the attendance bonus of Euro 0.15 per share for the Extraordinary General Shareholders Meeting initially scheduled for 20 March, 2007 - which translates into meeting 44.7% of the target established for the whole period: or 75% of the target for capital gains from sale of non-strategic assets, and 35% of the target for dividends from ordinary activities.

RESULTS BY BUSINESS LINE

BUSINESS IN SPAIN AND PORTUGAL

Net income Spain and Portugal: Euro 437 million

Net income from business in Spain and Portugal was Euro 437 million in the first quarter of 2007, an increase of 22.8% (like-for-like) compared to the same period last year and contributing 69% to the Company’s total bottom line.

EBITDA rose 24.5% to Euro 1,027 million and EBIT by 21.9% to Euro 684 million (both on a like-for-like basis).

Highlights

In the first quarter of the year the Spanish electricity market witnessed a 41.9% fall in wholesale market prices compared to the first quarter of 2006, caused by a demand slowdown, a fall of CO2 prices from Euro 21.88/tn to Euro 1.26/tn, and growth of 55.8% and 13% respectively in hydro generation and renewables/CHP, particularly wind generation.

However, this decline in prices had a limited impact on ENDESA’s margins thanks to the Company’s focus on supplying the deregulated market, which acts as natural protection against the risk associated with generation activities and the fall in variable costs, mostly CO2 costs, as we explain above. ENDESA sold 51% of its output to end customers on the deregulated market in the first quarter of the year, a segment where sales prices increased by 20.7%. In contrast, the rest of the sector sold only 16% of its output on the deregulated market. This demonstrates that the Company’s supply strategy gives a comparatively greater coverage against fluctuations in wholesale market prices.

We would also note that the impact of Royal Decree 3/2006 on results was lower than in the same period last year. This year, bilateral contracts do not include the output required to cover supply demands, which in 1Q06 had a negative impact of Euro 43 million.

With regard to the deduction of remuneration according to the value of greenhouse gas emissions, ENDESA is applying the same criteria in 2007 as it did in 2006. The fall in CO2 prices means a deduction of only Euro 8 million, compared to Euro 121 million in the first quarter of 2006.

Additionally, results reported for the gas business have shown a significant improvement in 1Q07, contributing Euro 64 million to gross margin this quarter vs. Euro 38 million in the same period last year. ENDESA reported a liberalized gas market share of 13.1%.

Lastly, revenues from distribution business increased by Euro 85 million in the first quarter of the year. Recent regulatory changes were largely responsible for this performance (Euro 53 million), and the updated revenues for the period.

The increase in distribution revenues, coupled with sharp reduction in costs, have driven a 55.7% year-on-year or Euro 131 million increase in EBITDA in 1Q07.

Key operating highlights

Still Spain’s leading electric utility

ENDESA has maintained its leading position in the Spanish electricity market in the first quarter this year.

The Company boasts a 34.6% market share in ordinary regime electricity generation, a 41.7% share in distribution. 55.6% in sales to deregulated customers and 42.8% in total sales to final customers.

Competitive advantages in generation relative to peers

In Spain, ENDESA produced a total of 22,972 GWh in 1Q07, compared to total demand of 28.419 GWh. This means it met 80.8% of its demand from its own output.

Nuclear and hydro powered energy represented 45.9% of the Company’s mainland generation mix, compared to 43.4% for the rest of the sector. Furthermore, the load factor at its thermal facilities was also higher than at its competitors: 65.8% vs. 49.5%, respectively.

The load factor at the Company’s coal plants was a noteworthy 73.3%.

Increase in customers

The total demand supplied by ENDESA, measured through sales, was 28,419 GWh in 1Q07, an increase of 4.8% vs. the first quarter of 2006.

The number of customers supplied by the Company in the distribution business grew by 250,708 in the last twelve months, reaching 11,278,929 at 31 March 2007. Customers on the deregulated market numbered 1,115,072 at the close of the first quarter, i.e. up 7.4% on the same period last year.

Further improvements in quality of supply

The Quality Plan implemented by ENDESA over the last few years has led to a sharp improvement in service supply quality. This was once again evident during 1Q07. Particularly noteworthy if we consider that this has been achieved in a scenario that featured sharp increases on demand peaks.

ENDESA’s system average interruption duration index (SAIDI or TIEPI) for 1Q07 was 22 minutes, 34% better than in 1Q06. The 12 month period from 1 April 2006 to 30 March 2007 reflected an improvement of 37% vs. the prior 12 month period.

In terms of customer services, ENDESA's retention rate for customers switching to the deregulated market is 109.4%, which implies that the net balance between customers captured and customers lost is positive. This rate is higher than its peers and reflects strong loyalty to the Company.

Increase in like-for-like sales

Like-for-like sales from electricity business in Spain and Portugal grew 1.6% in 1Q07 to Euro 2,405 million, compared to 1Q06.

The tariff deficit

Despite the 4.3% increase in the electricity tariff in 2007, regulated revenues were not sufficient to fully cover system costs. This led to an estimated deficit in revenues from regulated activities in the sector of Euro 280 million, of which Euro 124 million corresponds to ENDESA.

Article 2 of Royal Decree 3/2006 states that regulated revenues should decline with the inclusion of CO2 rights by applying the matched selling price in the wholesale market. This decline amounts to Euro 8 million, so the net tariff shortfall that must be financed stands at Euro 116 million.

In accordance with Royal Decree 1634/2006, this deficit will be recovered in 2007 by transferring collection rights to third parties via auction.

Additionally, the settlement amount corresponding to energy sales made between operators belonging to the same business group as part of a bilateral contract in 2006 has yet to be determined, along with the discount corresponding to the incorporation of CO2 emission rights received free of charge in the setting of prices for the wholesale market, pursuant to Royal Decree 3/2006.

As the government has issued no statement to this respect, in the recoverable amount deriving from the tariff deficit in 2006 booked in the Company's accounts for 1Q07 the same estimates put forward in ENDESA's consolidated financial statements for 2006 are maintained. As stated then, any variations between the estimates put forward and definitive figures shall be booked on the Company’s P&L for the year in which they become known.

The deficit to be recovered in 2006 has been updated solely with information made available in the last provisional settlement made by the CNE. This update has had no impact on net profit.

Revenues: Euro 2,480 million

ENDESA reported revenues of Euro 2,480 million from this activity in Jan-Mar 2007, a drop of 6.6% compared to 1Q06 (like-for-like). Of this amount, sales accounted for Euro 2,405 million, 1.6% higher than in 1Q06 (like-for-like).

SPAIN AND PORTUGAL SALES
	Euro million
	1Q07	1Q06 (l-f-l)	Chg (l-f-l)	% Chg
Mainland generation under Ordinary Regime	990	1.151	(161)	(14.0)
Sales to deregulated customers	544	422	122	28.9
Other sales in the OMEL	446	729	(283)	(38.8)
Renewable/CHP generation	69	83	(14)	(16.9)
Regulated revenues from distribution	498	413	85	20.6
Non-mainland generation and supply*	454	415	39	9.4
Supply to deregulated customers outside Spain	88	76	12	15.8
Gas supply	205	140	65	46.4
Regulated revenues from gas distribution	21	12	9	75.0
Other sales and services rendered	80	76	4	5.3
TOTAL	2,405	2,366	39	1.6
* For purposes of comparison. 1Q06 figures do not include the Euro 212 million for compensation for non-mainland systems in 2001-2005 booked in that quarter.

Mainland generation

Demand for electricity in the Spanish mainland system as a whole in 1Q07 grew by 2.2%. Ordinary regime generation fell 13% and renewable/CHP generation was 3.7% higher.

ENDESA’s mainland electricity output was 19,457 GWh. 2.8% lower than the same period last year.

Of this amount, 18,634 GWh corresponded to power generated under ordinary regime, a fall of 3.9% compared to 1Q06, in line with the decline in this type of generation in Spain as a whole.

ENDESA’s renewables/CHP output was 823 GWh. This marked an increase of 33.8%, which was much higher than the rise seen in this type of generation in the system as a whole.

Average pool price rose to Euro 44.11/MWh in 1Q07, down 41.9% compared to 1Q06.

Although the fall in mainland output and lower pool prices were partly offset by higher prices charged to deregulated customers, there was a 14% decrease in mainland electricity generation sales under the ordinary regime vs. 1Q06. Additionally, lower prices were also offset by lower variable costs.

Lastly, we would point out that ENDESA’s coal plants continued to play an important role in meeting Spanish electricity demand in 1Q07. The utilization rate at these plants was 73.3% in response to grid requirements, proving that. in spite of the CCGT and wind farm capacity additions, coal plants are still indispensable to meet the country’s electricity requirements. Specifically, ENDESA's coal-fired plants covered 12.2% of mainland demand in the first quarter of the year.

ENDESA renewable/CHP generation

Renewable and CHP generation companies fully consolidated by ENDESA produced 823 GWh of power in 1Q07. This indicates an increase of 33.8% compared to the same period in 2006. ENDESA also has holdings in other companies which additionally generated 233 GWh during the same period.

Revenues from sales of renewable/CHP energy generated by consolidated companies totalled Euro 69 million, 16.9% less than in the first quarter of 2006.

This decline is due to the cessation of renewable energy supply activities carried out by ECyR during 1Q06 which entailed higher electricity purchases and sales. Discounting this factor, sales figures would remain stable as the negative impact of the lower sales price is offset the increase in generation.

Despite this fall in revenues, gross margin on ENDESA's renewables/CHP generation business grew 4.8% to Euro 65 million.

Supply to deregulated customers

ENDESA had 1,115,072 customers on the deregulated market at the end of 1Q07: 1,044,900 in the Spanish mainland market, 66,300 in non-mainland markets and 3,872 in deregulated markets other than Spain.

ENDESA's sales to these customers as a whole rose to 9,634 GWh in the first quarter of 2007, 0.3% more than in the same period last year. Of this amount, 8,452 GWh was sold to the deregulated Spanish market, i.e. largely in line with the figure of 8,476 GWh sold in the first quarter of 2006, and 1,182 GWh to European deregulated markets, an increase of 4.6%.

Sales to deregulated customers in Spain (excluding tolls paid to Endesa Distribución), totalled Euro 574 million, a 27% increase on 1Q06. Of this amount, Euro 544 million corresponded to mainland deregulated market and Euro 30 million to non-mainland market.

Revenues from sales to deregulated European markets other than Spain were Euro 88 million, up 15.8% compared to 1Q06.

Worth highlighting is the 20.7% year-on-year increase in the average selling price to final customers deriving from the Company’s more stringent and selective commercial policy.

Distribution

ENDESA distributed 29,682 GWh of electricity in the Spanish market in 1Q07, 1% more than in the first three months of last year.

Revenues from regulated distribution activities were Euro 498 million, a 20.6% increase on the figure seen in 1Q06, due mainly higher remuneration for this activity set by the Royal Decree governing the electricity tariff for 2007.

ENDESA supplied 18,785 GWh to customers on the regulated Spanish market in the period, 7.3% more than in the same period last year.

Non-mainland generation

ENDESA’s output in non-mainland systems was 3,515 GWh in the first quarter of 2007, 1.7% more than in the same period of 2006.

Like-for-like sales were 10.1% higher at Euro 424 million.

Gas distribution and supply

ENDESA sold a total of 9,013 GWh of natural gas in 1Q07, 26.2% more than in the same period last year.

Of this amount, 8,759 GWh were sold through fully consolidated companies, representing a 30% increase vs. 1Q06.

Also of this amount, 7,645 GWh were sold to customers on the deregulated market, an increase of 35.9%, and 1,114 GWh to customers on the regulated market in line with the figure seen in 1Q06.

The 9,013 GWh sold in both the regulated and deregulated markets, together with the 4,064 GWh consumed in ENDESA’s own generation plants, amount to a total of 13,077 GWh, implying a market share of 12.1%.

In economic terms, the Company obtained revenues of Euro 205 million from sales of gas on the deregulated market, an increase of 46.4% vs. 1Q06. This increase triggered growth of 192.9% on the gross margin from gas supply, putting this figure at Euro 41 million.

Revenues from regulated gas distribution totalled Euro 21 million, Euro 9 million more than the same period last year.

Other operating revenues

Other operating revenues in 1Q07 came to Euro 75 million, Euro 214 million less than in 1Q06.

This item includes Euro 11 million corresponding to the 1Q07 portion of CO2 emission rights allocated to ENDESA within the scope of the Spanish National Allocation Plan for emissions (NAP).

This figure is lower than the Euro 228 million recorded under revenues in 1Q06, due mainly to the strong fall in the market price of these rights. However, this drop in revenues was offset by the lower expense recorded for use of these emission rights.

Operating expenses

The breakdown of operating expenses in Spanish and Portuguese business in 1Q07 is provided below:

OPERATING EXPENSE IN SPAIN AND PORTUGAL
	Euro million
	1Q07	1Q06	Change	% Chg
Purchases and services	965	1,340	(375)	(28.0)
Power purchases	253	301	(48)	(15.9)
Fuel consumption	492	562	(70)	(12.5)
Power transmission expenses	138	95	43	45.3
Other supplies and services	82	382	(300)	(78.5)
Personnel expenses	276	250	26	10.4
Other operating expenses	250	271	(21)	(7.7)
Depreciation and amortisation	343	264	79	29.9
TOTAL	1,834	2,125	(291)	(13.7)

Power purchases

Power purchases during the period stood at Euro 253 million, a drop of 15.9% vs. 1Q06.

This fall reflects the net impact of a decline in operations costs in wholesale generation market as a result of lower average pool price, partly offset by higher gas purchases for supply to the deregulated market. These purchases increased despite the lower price of gas as a result of the 35.9% rise in sales to these customers.

Fuel consumption

Fuel consumption reached Euro 492 million in 1Q07, down 12.5% vs. 1Q06. This decrease was due to the fall in raw materials costs in the international markets, and. to a lesser extent lower thermal output during the period.

Other supplies and services

Expenses under this line item totalled Euro 82 million in 1Q07, Euro 300 million lower than in 1Q06.

Of this amount, Euro 253 million corresponds to the lower value assigned to the freely allocated emission rights in 2007 vs. 2006, as described in section “Other operating revenues”, the lower cost rights acquired from third parties and the 1.9 million ton reduction in CO2 emissions made.

Personnel and other fixed operating expenses

At 31 March, 2007, ENDESA’s workforce in Spain and Portugal stood at 12,706 employees, 5 fewer than at 31 March, 2006.

Fixed costs stood at Euro 526 million in 1Q07 up 1% vs. the same period last year.

Net financial expenses: 33.9% lower (like-for-like)

Financial expenses in 1Q07 stood at Euro 71 million. 35.5% lower than the figure reported in 1Q06 (like-for-like).

Of this amount, Euro 74 million corresponded to net interest expenses, 33.9% less than in the same period last year (like-for-like), and Euro 3 million to exchange-rate gains.

When assessing financial results, the Euro 2,687 million financial assets corresponding to the tariff deficit and non-mainland compensation, both of which bear financial interest, must be considered.

Net financial expenses in 1Q07 include revenue of Euro 50 million corresponding to a higher interest rate applied to calculate the value, at 31 March 2007, of obligations related to workforce reductions programs existing at that date compared to the rate used to make this calculation at year end 2006. The difference is due to higher market interest rates.

Net financial debt for the Spain and Portugal business at 31 March, 2007 stood at Euro 13,252 million vs. Euro 12,548 million at year-end 2006.

Cash flow from operating activities: Euro 667 million

Cash flow from operating activities from the Spanish and Portuguese electricity business totalled Euro 667 million in 1Q07, an increase of 29.3% on the same period last year on a like-for-like basis.

Investments: Euro 417 million

Investments in Spain and Portugal totalled Euro 417 million in 1Q07, 5.4% lower than in 1Q06, 87.8% of this figure corresponded to tangible investment; i.e. capex for the development or improvement of electricity generation and distribution facilities.
TOTAL INVESTMENT IN SPAIN AND PORTUGAL
	Euro million
	1Q07	1Q06	% Chg
Capex	366	401	(8.7)
Intangible	13	2	550.0
Financial	38	38	-
Total investments	417	441	(5.4)

CAPEX IN SPAIN AND PORTUGAL
	Euro million
	1Q07	1Q06	% Chg
Generation	134	127	5.5
Ordinary regime	100	110	(9.1)
Renewables/CHP	34	17	100.0
Distribution	229	263	(12.9)
Other	3	11	(72.7)
Total	366	401	(8.7)

The breakdown of capex reflects the substantial effort made by the Company to improve service quality in Spain, with investment in distribution facilities accounting for 62.6% of the total.
We also highlight the significant increase in capital expenditure to expand ENDESA’s generation capacity, most notably on construction of the As Pontes (800 MW) combined cycle facilities and capacity increases in special regime.

BUSINESS IN EUROPE

Net income: Euro 100 million

Net income from electricity business in Europe totalled Euro 100 million in the first quarter of 2007, a decrease of 15.3% from the same period in the previous year.

Stripping out the effect from the cancellation of Delibera 254 made during 1Q06, total net income would have only decreased by 3.8%.

Net income reduction was mainly due to the output fall in Italy (lower electricity demand as a result of climatic conditions and larger imports from France taking advantage of the price gap) and in France (lower electricity demand and lower utilization rate at thermal plants due to higher rainfall levels).

Highlights

ENDESA enters the Greek market

On 28 March 2007 Endesa Europa signed a strategic alliance with Greek metallurgy and engineering company Mytilineos Holdings S.A. to operate in the Greek market with an option to expand into other markets in southeast Europe.

The agreement will create a joint venture in which ENDESA will hold a stake of 50.01%.

Mytilineos will contribute all its energy assets (thermal and renewable) as well as its current licenses. These energy assets include a 511 MW CHP plant to come on line next June, a CCGT that will be on stream on 2009 and renewable projects totalling 604 MW, of which 54 MW are currently in operation. The contribution of these assets is expected to get underway immediately and should be finalised over the next twelve months.

Endesa will also supply Euro 485 million and, depending on the success of wind projects currently waiting for authorization, an additional fee up to Euro 115 million.

The new company, which will have the largest order book of construction and development projects in Greece and a balanced generation mix of both thermal and renewable capacity, will become the largest independent energy operator in the country.

New installations in Italy and France

At ENDESA Europa, construction on the two 400MW groups for the Scandale CCGT plant (Calabria) proceeded according to schedule during 1Q07.

In the renewable energies area, Endesa Europa successfully completed its agreement with Gamesa to acquire wind farms in Italy, allowing it to add seven plants of this type to its generation assets in this country, with total capacity of 240 MW, in a period just under three years.

The two last companies to be included in this agreement, acquired in February this year, own the construction and operation rights for the Piano di Corda and Serra Pelata wind farms, with total installed capacity of 122 MW.

These farms, in addition to the Florinas, Trapani and Vizzini installations, will give Endesa Europa a 15% share of installed wind capacity in Italy, will ensure up to 77% of its "green certificates" in the Italian market and will give it one of the biggest wind generation operations in the country with installed capacity close to 400 MW in operation in 2009.

The activity of the French generation company, Snet, since last year operating under the commercial name, Endesa France, during the first quarter of 2007 form part of the group’s business plan which envisages the development of new capacity to a total of 2,000 MW of new combined cycle capacity and 200 MW in renewable plant.

As part of this plan, the group's first wind farm (Lehaucourt 10 MW) came on stream during the first quarter of the year, and construction of the Les Vents de Cernon has started. This will have installed capacity of 17.5 MW and is expected to start operating this year.

Dividend payments at Endesa Italia and Snet

In 1Q07 Endesa Italia paid shareholders Euro 216 million, of which Euro 173 million corresponded to Endesa Europa.

Snet also paid a dividend of Euro 33 million to its shareholders, of which Euro 21 million corresponded Endesa Europa.

Lower output and sales due to weather conditions

ENDESA’s total generation in Europe in the first quarter of 2007 amounted to 8,612 GWh. a decrease of 27.9% on the same period in 2006. Electricity sales were down 13.7% to 13,154 GWh.

These losses were due mainly to weather conditions in France and Italy, where temperatures were milder than in the first quarter of 2006, leading to a moderation in demand evolution. Also, the price differentials between France (where they have fallen sharply) and Italy has led the latter to replace its own production with imports.
BREAKDOWN OF ENDESA’S OUTPUT AND SALES IN EUROPE
	Output (GWh)			Sales (GWh)
	1Q07	1Q06	% Chg	1Q07	1Q06	% Chg
Italy	6,354	7,619	(16.6)	8,501	9,206	(7.7)
France	1,691	3,593	(52.9)	4,086	5,301	(22.9)
Poland*	567	731	(22.4)	567	731	(22.4)
TOTAL	8,612	11,943	(27.9)	13,154	15,238	(13.7)
(*) ENDESA is present in the generation business in Poland through the Bialystock CHP. which is controlled by Snet.

EBITDA: Euro 310 million

ENDESA’s business activity in Europe reported EBITDA of Euro 310 million in 1Q07, a drop of 3.7% vs. 1Q06 and EBIT of Euro 224 million, down 12.8%.

These decreases were due to the aforementioned drop in output and lower prices on the wholesale market both in Italy and France.

EBITDA & EBIT IN EUROPE
	EBITDA (Euro million)			EBIT (Euro million)
	1Q07	1Q06	% Chg	1Q07	1Q06	% Chg
Italy (*)	247	260	(5.0)	186	222	(16.2)
Snet	60	56	7.1	34	29	17.2
Trading	15	15	-	15	15	-
Holding & others	(12)	(9)	(33.3)	(11)	(9)	(22.2)
Total	310	322	(3.7)	224	257	(12.8)
(*) Includes Endesa Italia. Teverola and Ferrara in 1Q07 (the last two were acquired in September 2006).

Italy maintains good performance

Electricity demand in the Italian power system as a whole fell by nearly 2% in 1Q07 mainly due to unfavourable weather conditions.

This, coupled with increase in imports in the north of the country due to the price differential between Italy and France, meant that utilization at ENDESA’s plants in Italy was lower, leading to a 16.6% fall in power generation (which stood at 6,354 GWh). Furthermore, these two factors triggered a drop in electricity prices on the wholesale market and a 12.1% decline in group sales in Italy.

The fall in revenues that this caused (-13.5%) was not fully offset by the 23% reduction in fuel costs and the lower cost of CO2 emissions prompted by the sharp fall in the price of emission rights and therefore the impact on both EBITDA (-5%) and EBIT (-16.2%) was negative.

ENDESA ITALIA KEY DATA
	Euro million
	1Q07	1Q06	Change	% Chg
Revenues	700	809	(109)	(13.5)
Gross margin	288	299	(11)	(3.7)
EBITDA	247	260	(13)	(5.0)
EBIT	186	222	(36)	(16.2)

We note that the EBITDA reported by ENDESA's businesses in Italy in 1Q06 included revenues of Euro 26 million from the cancellation of Delibera 254. Stripping out this effect, which did not relate to electricity sales in 2006, EBITDA would have increased by 5.6%.

Growing results at Snet

Snet’s results marked a positive trend in 1Q07, despite a drop in electricity generation triggered by unfavourable weather conditions as in Italy. This positive performance was underpinned by a drop in fixed and variable costs.

EBITDA in 1Q07 rose 7.1% to Euro 60 million and EBIT by 17.2% to Euro 34 million vs. 1Q06.

SNET KEY DATA
	Euro million
	1Q07	1Q06	Change	% Chg
Revenues	273	333	(60)	(18.0)
Gross profit	95	94	1	1.1
EBITDA	60	56	4	7.1
EBIT	34	29	5	17.2

The French generation company reported revenues of Euro 273 million in 1Q07, a drop of 18% vs. 1Q06. This decrease was due to a 47.8% drop in electricity generation and lower wholesale market prices.

Variable costs fell Euro 61 million, i.e. 25.5% due mainly to a decrease in production, while fixed costs declined 7.9%.

Lower fixed and variable costs allowed to largely offset the fall in revenues, leading to a 7.1% increase in EBITDA and a 17.2% rise in EBIT, to Euro 60 million and Euro 34 million respectively.

European business debt: down Euro 65 million

Net debt at ENDESA’s electricity business in Europe stood at Euro 1.609 million at the close of 1Q07, a reduction of Euro 65 million, or 3.9%, over the debt balance at the end of 1Q06.

Net financial results amounted to an expense of Euro 19 million in 1Q07, Euro 8 million higher than in 1Q06.

Note that in 2H06, debt increased in the European business line due to investments carried out during the period, leading to a higher financial expense in 1Q07 vs. 1Q06.

Cash flow from operating activities: Euro 227 million

ENDESA’s business in Europe generated Euro 227 million of cash flow in 1Q07, an increase of 9.1% with respect to 1Q06.

Investments: Euro 63 million

Investment in this business area totalled Euro 63 million in 1Q07. Of this amount, Euro 34 million was capex (Endesa Italy: Euro 23 million, SNET: Euro 11 million).

Financial investments during the period totalled Euro 27 million and include the acquisition of the Serra Pelata (Euro 14 million) and Piano di Corda (Euro 8 million) wind farms.

BUSINESS IN LATIN AMERICA

Net income of Euro 96 million

In Latin America net income rose 2.1% on a like-for-like basis from the first quarter of 2006 to Euro 96 million euros.

Highlights

Growth in volume sales in generation and distribution

An improved economic environment in countries where ENDESA has subsidiaries led to sharp increases in electricity demand in 1Q07 (all above 3.6%). Particularly noteworthy were the increases in demand in Peru (9.7%), Chile (7.3%) and Colombia (5.2%).

Higher demand underpinned total electricity sales by distribution subsidiaries of 15,268 GWh. up 6.3% vs. 1Q06, with particularly significant increases in Argentina (+8.8%) and Colombia (+8.1%).

Production rose 7.2% vs. 1Q06 to 15,711 GWh. The largest increases were in Peru (+28.3%) following the coming on stream of the Ventanilla CCGT, and in Chile (+18.8%) due to higher hydro output.
OUTPUT AND SALES IN THE LATIN AMERICAN BUSINESS
	Output (GWh)		Sales (GWh)
	1Q07	% Chg vs. 1Q06	1Q07	% Chg vs. 1Q06
Chile	5,192	18.8	3,157	5.1
Argentina	4,674	2.1	3,985	8.8
Peru	2,118	28.3	1,292	6.9
Colombia	2,745	(7.8)	2,750	8.1
Brazil	982	(9.1)	4,084	3.7
TOTAL	15,711	7.2	15,268	6.3

Improvement in generation and distribution margins

Growth in demand, tighter reserve margins and favourable generation mix at ENDESA’s Latin American subsidiaries caused the unit margin of generation companies to increase by 14.9% in 1Q07 vs. 1Q06 to USD 29.7 per MWh produced.

Generation margins, measured in dollars, increased sharply, above all in Chile (+20.4%) thanks to the increase in the wholesale price and a greater contribution by hydro in the generation mix; and in Argentina (+17.7%), due to favourable weather conditions and higher prices thanks to the pass-through of higher fuel costs to the wholesale electricity market (MEM). In Peru, production mix, with a larger thermal component, and lower prices to the final customer caused a 14.7% reduction in the average margin vs. 1Q06.

In distribution, key operating figures were considerably boosted by higher electricity sales and operating efficiency improvements at the companies. The unit margin stood at USD 39.2/MWh distributed, an increase of 12.6% vs. 1Q06.

Reduction in distribution losses

Energy distribution losses were 11.1% in 1Q07, an improvement of 0.2 percentage points vs. the same period in 2006. Worth highlighting is the 0.5 percentage point improvement in Brazil thanks to innovated solutions against fraud.

New capacity development

In 1Q07 ENDESA Chile continued with construction of the San Isidro II (Chile) CCGT plant, which will have an installed capacity of 377 MW. In 2Q07, and within the established time frame, the open cycle of this plant came on stream with an output of 246 MW. This is 26 MW greater than the projected output thanks to technical improvements achieved whilst the project was under development.

The company also continued work on construction of the 32 MW Palmucho hydro plant in Chile.

Work also continued on the Aysen project, which starts in 2008. This project entails construction of four hydro plants with approximate total installed capacity of 2,400 MW, the last of which is currently estimated to come on stream towards the end of 2018, ENDESA Chile holds a 51% stake in this project, with Colbun controlling the other 49%.

Work also continued on the construction of the liquefied natural gas plant (LNG) located in Quintero (Chile), in which ENDESA Chile will hold a 20% stake. Its partners in the project are British Gas, Metrogas and ENAP.

Meanwhile, ENDESA Eco continued work on projects started in Chile in 1Q06: the Canela wind farm, the first stage of which will have an output of 9 MW (of a total projected output of 18 MW), and the 9 MW Ojos de Agua mini hydro station.

Regulatory update

In Argentina, Edesur began applying the first distribution tariff increase since the economic crisis of 2001 following the publication of the corresponding resolution by the electricity sector regulator (ENRE).

The application of this increase, which is retroactive to November 2005, will enable Edesur to regain sufficient levels of profitability and to make the necessary investments to meet increasing demand in its market while simultaneously enhancing service quality.

In Brazil, the tariff readjustment approved by the electricity regulator ANEEL for Ampla came into effect on 15 March. This readjustment will be in force for one year and increases the VAD by 9.6%.

In 2Q07 the node price report for the April-October half year was published in Chile. The price increased by 6% vs. the previous half year to USD73.3/MWh.

EBITDA: +12.8%

EBITDA in the Latin American business totalled Euro 663 million in 1Q07, a 12.8% increase on 1Q06.

EBIT rose 16.1% to Euro 535 million.

EBITDA & EBIT IN LATIN AMERICA
Euro million	EBITDA			EBIT
	1Q07	1Q06	% Chg	1Q07	1Q06	% Chg
Generation and transmission	335	322	4.0	262	251	4.4
Distribution	349	277	26.0	295	222	32.9
Other	(21)	(11)	NA	(22)	(12)	NA
TOTAL	663	588	12.8	535	461	16.1

Measured in local currencies, EBITDA rose 21.8% and EBIT climbed 25.6%, both vs. 1Q06.

The table below shows the breakdown of EBITDA and EBIT of ENDESA’s fully consolidated subsidiaries by business line and country:

BREAKDOWN OF EBITDA AND EBIT IN LATAM BY BUSINESS LINE AND COUNTRY
Generation and transmission
Euro million	EBITDA			EBIT
	1Q07	1Q06	% Chg	1Q07	1Q06	% Chg
Chile	169	133	27.1	139	104	33.7
Colombia	48	63	(23.8)	37	51	(27.5)
Brazil - Generation	38	34	11.8	33	29	13.8
Peru	42	45	(6.7)	30	34	(11.8)
Argentina - Generation	38	34	11.8	27	25	8.0
TOTAL GENERATION	335	309	8.4	266	243	9.5
Interconnection Brazil-Argentina	-	13	NA	(4)	8	NA
TOTAL GENERATION AND TRANSMISSION	335	322	4.0	262	251	4.4

Distribution
Euro million	EBITDA			EBIT
	1Q07	1Q06	% Chg	1Q07	1Q06	% Chg
Chile	51	50	2.0	45	43	4.7
Colombia	58	63	(7.9)	41	48	(14.6)
Brazil	154	117	31.6	137	99	38.4
Peru	25	22	13.6	17	14	21.4
Argentina	61	25	144.0	55	18	205.6
TOTAL DISTRIBUTION	349	277	26.0	295	222	32.9

Generation and transmission

Chile

Energy generated in 1Q07 rose 18.8% vs. the same period in 2006 to 5,192 GWh. This increase was due to higher rainfall that much-improved the generation mix. Hydro production increased to 78.8% of total generation, protecting the division’s results against the rise in fuel prices (+120.8%).

The increase in generation, primarily hydro, and higher wholesale prices generated a 27.1% increase in EBITDA and a 33.7% increase in EBIT to Euro 169 million and Euro 139 million respectively vs. 1Q06.

Colombia

Both, generation EBITDA and EBIT in Colombia, were affected by the one-off impact of the tax on companies’ assets at 31 December 2006, which totalled Euro 18 million. Stripping out this one-off impact, EBITDA and EBIT would have grown by 4.8% and 7.8% respectively.

This increase was due firstly to the higher capacity payments reported by Emgesa following the application of the new Reliability Charge and secondly to improved margin from the sale of electricity acquired on the market to partially offset the reduction in generation. Both effects offset the 7.8% decline in generation, caused primarily by the impact of the meteorological phenomenon “El Niño” on the output of the Betania power station.

Brazil - Generation

ENDESA’s subsidiaries in Brazil generated total output of 982 GWh in 1Q07, 9.1% down on the same period in 2006, mostly as a result of the gas supply problems which affected its Fortaleza plant.

Lower thermal generation was offset with larger purchases on the spot market at lower prices to meet contractual electricity supply obligations and with the business’s improved generation mix resulting from the increase in its hydro output. Consequently, EBITDA rose 11.8% to Euro 38 million while EBIT increased by 13.8% to Euro 33 million.

Peru

ENDESA’s subsidiaries in Peru generated total output in 1Q07 of 2,118 GWh. 28.3% more than in 1Q06.

This growth was due to the Company’s higher thermal and hydro output resulting from the incorporation of the gas units of the 166 MW Ventanilla CCGT and the increased availability of the Piura power station, which was off stream for two and a half months last year.

However, the increase in output failed to fully offset the fall in sale prices; as a result revenues fell 5.3%. This fall, together with the impact on the costs of increased thermal production, caused EBITDA to fall 6.7% to Euro 42 million and EBIT by 11.8% to Euro 30 million.

Argentina

Gas supply problems continued to push up fuel costs (by 34.2%), as generators were forced to generate electricity using fuel-oil. However, increased sales (+19.1%) from higher prices and, to a lesser extent, increased production had a positive impact on margins.

EBITDA was Euro 38 million, up 11.8% on 1Q06, while EBIT stood at Euro 27 million, an 8% increase.

Interconnection between Argentina and Brazil

This interconnection’s EBITDA was the equivalent of zero in 1Q07, i.e. Euro 13 million less than in 1Q06, while EBIT was a negative Euro 4 million, Euro 12 million less than in 1Q06. This poor performance was due to the fact that the line is not being used because of the difficulties exporting electricity from Argentina to Brazil as a consequence of the gas supply problems.

Cien, the line operator, is looking at the possibility of changing its business model for the operation of the interconnection so that it becomes reasonably profitable again.

Distribution

Chile

Revenues rose 5.5% thanks to higher volume sales (5.1%) and the better unit price deriving from changes in the tariff indexation.

This top-line growth underpinned a 2% rise in EBITDA to Euro 51 million and a 4.7% increase in EBIT to Euro 45 million.

Colombia

Both EBITDA and EBIT at the Colombian distribution business were affected by the one-off impact of the above-mentioned tax on companies’ assets at 31 December 2006, which totalled Euro 11 million. Stripping out this impact, EBITDA and EBIT rose 9.5% and 8.3% respectively, primarily as a result of revenues from accessory activities and higher physical sales.

Brazil

Sales in the Brazilian distribution business stood at Euro 439 million in 1Q07, a 4.3% increase over 1Q06. This increase primarily reflects the higher volumes of energy sold (+3.7%) and the application of lower surcharges on the tariff in relation to the same period in 2006.

The increase in sales, coupled with a significant decline in energy losses, led to respective increases in EBITDA and EBIT of 31.6% and 38.4% to Euro 154 million and Euro 137 million vs. 1Q06.

Peru

EBITDA from distribution in Peru came to Euro 25 million in 1Q07, a 13.6% increase on 1Q06, due to the 6.9% increase in energy sold. EBIT rose +21.4% to Euro 17 million.

Argentina

Sales at the Argentine distribution business increased by 46% as a result of booking Euro 40 million in 1Q07 from the tariff increase approved retroactively to November 2005. This was applied following the publication of the corresponding resolution by the electricity sector regulator (ENRE).

As a result, EBITDA increased by 144% to Euro 61 million and EBIT by 205.6% to Euro 55 million.

Financial results: Euro 139 million

Financial results for the business in Latin America reflected a loss of Euro 139 million in the first quarter of 2007, Euro 15 million more than in 1Q06.

Net exchange-rate gains were Euro 11 million lower, down from Euro 16 million in 1Q06 to Euro 5 million in the first quarter of this year.

Net financial expenses totalled Euro 144 million in 1Q07, Euro 4 million or 2.9% higher than in 1Q06.

Net debt at Latin American business stood at Euro 5,695 million at 31 March 2007 an increase of Euro 77 million since the start of the year.

Cash flow from operating activities: +15.2%

Cash flow generated by the group’s business in Latin America totalled Euro 418 million in the first quarter of 2007, an increase of 15.2% with respect to the same period in 2006.

Cash returns: USD 118 million

Cash returns from ENDESA’s Latin American business to the parent company in 1Q07 totalled Euro 118 million.

The amount achieved in 1Q07, added to the USD 561 million of returns in 2005 and 2006. means the company has achieved 42.4% of its current strategic target of USD1.600 million.

Investments: Euro 281 million

Investment in Latin America in 1Q07 totalled Euro 281 million, of which Euro 150 million corresponded to capex.

The financial investments in the period include acquisitions by Endesa Chile in February and March of third-party stakes in Costanera (5.5%), Hidroinvest (25%) and Hidroeléctrica El Chocón (2.48%).

By business line, tangible investments (capex) break down as follows:

CAPITAL EXPENDITURE IN LATIN AMERICA
	Euro million
	1Q07	1Q06	% Chg
Generation	55	80	(31.3)
Distribution and Transmission	79	104	(24.0)
Other	16	9	77.8
TOTAL	150	193	(22.3)

STATISTICAL APPENDIX

KEY FIGURES
Electricity Generation Output (GWh)	1Q07	1Q06	% Chg
Business in Spain and Portugal	22,972	23,464	(2.1)
Business in Europe	8,612	11,943	(27.9)
Business in Latin America	15,711	14,656	7.2
TOTAL	47,295	50,063	(5.5)

Electricity Generation Output in Spain&Portugal GWh)	1Q07	1Q06	% Chg
Mainland	19,457	20,008	(2.8)
Nuclear	6,640	6,450	2.9
Coal	8,247	8,717	(5.4)
Hydro	1,910	1,793	6.5
Combined cycle - CCGT	1,739	2,030	(14.3)
Fuel oil	98	403	(75.7)
Renewables/CHP	823	615	33.8
Non-mainland	3,515	3,456	1.7
TOTAL	22,972	23,464	(2.1)

Electricity Generation Output in Europe (GWh)	1Q07	1Q06	% Chg
Coal	3,814	5,943	(35.8)
Hydro	422	839	(49.7)
Combined cycle - CCGT	3,461	3,292	5.1
Fuel oil	871	1,860	(53.2)
Wind	44	9	388.9
TOTAL	8,612	11,943	(27.9)

Electricity Generation Output in Latin America (GWh)	1Q07	1Q06	% Chg
Chile	5,192	4,369	18.8
Argentina	4,674	4,580	2.1
Peru	2,118	1,651	28.3
Colombia	2,745	2,976	(7.8)
Brazil	982	1,080	(9.1)
TOTAL	15,711	14,656	7.2

Electricity sales (GWh)	1Q07	1Q06	% Chg
Business in Spain and Portugal	28,419	27,108	4.8
Regulated market	18,785	17,502	7.3
Deregulated market	9,634	9,606	0.3
Business in Europe	13,154	15,238	(13.7)
Italy	8,501	9,206	(7.7)
France	4,086	5,301	(22.9)
Poland	567	731	(22.4)
Business in Latin America	15,268	14,363	6.3
Chile	3,157	3,005	5.1
Argentina	3,985	3,664	8.8
Peru	1,292	1,209	6.9
Colombia	2,750	2,545	8.1
Brazil	4,084	3,940	3.7
TOTAL	56,841	56,709	0.2

Gas sales (GWh)	1Q07	1Q06	% Chg
Regulated market	1,114	1,115	-
Deregulated market	7,645	5,624	35.9
TOTAL	8,759	6,739	30.0

Workforce	31-03-07	31-03-06	% Chg
Business in Spain and Portugal	12,706	12,711	-
Business in Europe	2,132	2,112	0.9
Business in Latin America	12,050	12,316	(2.2)
TOTAL	26,888	27,139	(0.9)

FINANCIAL DATA
Key figures	1Q07	1Q06	% Chg
EPS (Euro)	0.60	0.99	(39.8)
CFPS (Euro)	1.24	1.23	1.0
BVPS (Euro)	11.17	9.67	15.5

Net financial debt (Euro million)	31-03-07	31-12-06	% Chg
Business in Spain and Portugal	13,252	12,548	5.6
Business in Europe	1,609	1,674	(3.9)
Endesa Italia	806	748	7.8
Other	803	926	(13.3)
Business in Latin America	5,695	5,618	1.4
Enersis	4,864	4,749	2.4
Other	831	869	(4.4)
TOTAL	20,556	19,840	3.6

Financial leverage (%)	124.3	124.5	-
Net debt/Operating cash flow (times)	2.6	2.8	-
Interest coverage by operating cash flow (times)	7.8	7.4	-

Ratings (04.05.07)	Long term	Short term	Outlook
Standard & Poor’s	A	A-1	Creditwatch (-)
Moody’s	A3	P-2	Creditwatch (-)

Main fixed-income issues	Spread over IRS (bp)
	31-03-07	31-12-06
2.2Y Euro 700M 4.375% Mat. June 2009	(3)	6
5.2 Y GBP 400M 6.125% Mat. June 2012	19	25
5.9 Y Euro 700M 5.375% Mat. Feb 2013	19	24

Stock market data	31-03-07	31-12-06	% Chg
Market cap (Euro million)	42,858	37,935	13.0
Number of shares outstanding	1,058,752,117	1,058,752,117	--
Nominal share value (Euro)	1.2	1.2	--

Stock market data	1Q07	1Q06	% Chg
Trading volumes (shares)
Madrid stock exchange	1,275,964,794	733,242,188	74.0
NYSE	11,206,666	7,896,100	41.9
Average daily trading volume (shares)
Madrid stock exchange	20,253,409	11,456,909	76.8
NYSE	186,778	127,357	46.7

Share price	1Q07 high	1Q07 low	31-03-07	31-12-06
Madrid stock exchange (Euro)	40.55	35.21	40.48	35.83
NYSE (USD)	53.86	45.75	53.53	46.52

Dividends (Euro cents/share)	Payable against 2006 results
Interim dividend (02/01/07)	50.00
Special dividend (*)	114.00
Total DPS	164.00
Pay-out (%)	58.48
Dividend yield (%)	4.58
(*) Pending approval at the General Shareholders' Meeting.

IMPORTANT LEGAL DISCLAIMER

This document was made available to shareholders of Endesa, S.A.. In relation with the announced joint offer by ENEL SpA and Acciona, S.A., Endesa shareholders are urged to read the report of Endesa’s board of directors when it is filed by the Company with the Comisión Nacional del Mercado de Valores (the "CNMV"), as well as Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. Such documents and other public filings made from time to time by Endesa with the CNMV or the SEC are available without charge from the Endesa’s website at www.endesa.es, from the the CNMV’s website at www.cnmv.es and from the SEC’s website at www.sec.gov and at Endesa’s principal executive offices in Madrid, Spain.

This presentation contains certain “forward-looking” statements regarding anticipated financial and operating results and statistics and other future events. These statements are not guarantees of future performance and they are subject to material risks, uncertainties, changes and other factors that may be beyond ENDESA’s control or may be difficult to predict.

Forward-looking statements include, but are not limited to, information regarding: estimated future earnings; anticipated increases in wind and CCGTs generation and market share; expected increases in demand for gas and gas sourcing; management strategy and goals; estimated cost reductions; tariffs and pricing structure; estimated capital expenditures and other investments; estimated asset disposals; estimated increases in capacity and output and changes in capacity mix; repowering of capacity and macroeconomic conditions. For example, the EBITDA (gross operating profit as per ENDESA’s consolidated income statement) target for 2007-2009 included in this presentation are forward-looking statements and are based on certain assumptions which may or may not prove correct. The main assumptions on which these expectations and targets are based are related to the regulatory setting, exchange rates, divestments, increases in production and installed capacity in markets where ENDESA operates, increases in demand in these markets, assigning of production amongst different technologies, increases in costs associated with higher activity that do not exceed certain limits, electricity prices not below certain levels, the cost of CCGT plants, and the availability and cost of the gas, coal, fuel oil and emission rights necessary to run our business at the desired levels.

In these statements we avail ourselves of the protection provided by the Private Securities Litigation Reform Act of 1995 of the United States of America with respect to forward-looking statements.

The following important factors, in addition to those discussed elsewhere in this presentation, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

Economic and industry conditions: significant adverse changes in the conditions of the industry, the general economy or our markets; the effect of the prevailing regulations or changes in them; tariff reductions; the impact of interest rate fluctuations; the impact of exchange rate fluctuations; natural disasters; the impact of more restrictive environmental regulations and the environmental risks inherent to our activity; potential liabilities relating to our nuclear facilities.

Transaction or commercial factors: any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments. Delays in or impossibility of obtaining the pertinent permits and rezoning orders in relation to real estate assets. Delays in or impossibility of obtaining regulatory authorisation, including that related to the environment, for the construction of new facilities, repowering or improvement of existing facilities; shortage of or changes in the price of equipment, material or labour; opposition of political or ethnic groups; adverse changes of a political or regulatory nature in the countries where we or our companies operate; adverse weather conditions, natural disasters, accidents or other unforeseen events, and the impossibility of obtaining financing at what we consider satisfactory interest rates.

Political/governmental factors: political conditions in Latin America; changes in Spanish, European and foreign laws, regulations and taxes.

Operating factors: technical problems; changes in operating conditions and costs; capacity to execute cost-reduction plans; capacity to maintain a stable supply of coal, fuel and gas and the impact of the price fluctuations of coal, fuel and gas; acquisitions or restructuring; capacity to successfully execute a strategy of internationalisation and diversification.

Competitive factors: the actions of competitors; changes in competition and pricing environments; the entry of new competitors in our markets.

Further details on the factors that may cause actual results and other developments to differ significantly from the expectations implied or explicitly contained in the presentation are given in the Risk Factors section of Form 20-F filed with the SEC and in the ENDESA Share Registration Statement filed with the Comisión Nacional del Mercado de Valores (the Spanish securities regulator or the “CNMV” for its initials in Spanish).No assurance can be given that the forward-looking statements in this document will be realised. Except as may be required by applicable law, neither Endesa nor any of its affiliates intends to update these forward-looking statements.

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2007 AND DECEMBER 31, 2006
(Unaudited)

				Euro Million

ASSETS	31.03.07	31.12.06	Variation
Total fixed assets	46,153	46,380	(227)	-0.49%
Utility plant	33,718	33,714	4	0.01%
Investment property	83	81	2	2.47%
Intangible asset	621	804	(183)	-22.76%
Goodwill	3,991	3,986	5	0.13%
Long term financial investments	4,434	4,482	(48)	-1.07%
Investments in associates	672	649	23	3.54%
Deferred tax assets	2,634	2,664	(30)	-1.13%
Total current assets	8,324	7,708	616	7.99%
Inventories	869	882	(13)	-1.47%
Trade and other receivables	6,301	5,819	482	8.28%
Short term financial investments	46	39	7	17.95%
Cash and cash equivalents	1,108	965	143	14.82%
Assets held for sale		3	(3)	-100.00%
TOTAL ASSETS	54,477	54,088	389	0.72%

EQUITY AND LIABILITIES	31.03.07	31.12.06	Variation
Total equity	16,533	15,936	597	3.75%
Attributable to equity holders of the parent company	11,828	11,291	537	4.76%
Minority interest	4,705	4,645	60	1.29%
Non-current liabilities	30,617	30,007	610	2.03%
Deferred revenues	2,599	2,442	157	6.43%
Preferred shares	1,433	1,430	3	0.21%
Long term provisions	4,325	4,442	(117)	-2.63%
Long term financial debt	19,588	19,057	531	2.79%
Other non-current liabilities	1,004	985	19	1.93%
Deferred tax liabilities	1,668	1,651	17	1.03%
Current liabilities	7,327	8,145	(818)	-10.04%
Short term financial debt	947	629	318	50.56%
Trade and other payables	6,380	7,516	(1,136)	-15.11%
TOTAL EQUITY AND LIABILITIES	54,477	54,088	389	0.72%

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

				Euro Million

	31.03.07	31.03.06	Variation
REVENUES	5,207	5,670	(463)	-8.17%
Sales	5,069	5,274	(205)	-3.89%
Other operating revenues	138	396	(258)	-65.15%

PURCHASES AND SERVICES	2,387	2,936	(549)	-18.70%
Energy purchases	1,038	1,017	21	2.06%
Fuel procurement costs	923	1,099	(176)	-16.01%
Transmission expenses	231	201	30	14.93%
Other variable purchases and services	195	619	(424)	-68.50%

GROSS MARGIN	2,820	2,734	86	3.15%

Work performed by the entity and capitalized	45	37	8	21.62%

Personnel expenses	409	377	32	8.49%

Other fixed operating expenses	456	447	9	2.01%

GROSS OPERATING INCOME (EBITDA)	2,000	1,947	53	2.72%

Depreciation and amortization	557	456	101	22.15%

OPERATING INCOME (EBIT)	1,443	1,491	(48)	-3.22%

FINANCIAL INCOME	(229)	(214)	(15)	7.01%
Net financial expenses	(236)	(232)	(4)	1.72%
Foreign exchanges	7	18	(11)	-61.11%

Share of profit of associates	(4)	28	(32)	-114.29%

Income from other investments	2	(5)	7	-140.00%

Income from asset sales	(5)	210	(215)	-102.38%

INCOME BEFORE TAXES	1,207	1,510	(303)	-20.07%

Income tax	376	219	157	71.69%

PROFIT FOR THE PERIOD	831	1,291	(460)	-35.63%
Attributable to the holders of the parent company	633	1,052	(419)	-39.83%
Minority interest	198	239	(41)	-17.15%
Net income per share (expressed in euros)	0.60	0.99	-0.40	-39.83%

ENDESA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
		Euro Million

	31.03.07	31.03.06
Consolidated income before income taxes	1,207	1,510
Amortization	557	456
Income from asset sales	5	(210)
Income tax	(350)	(289)
Provisions payments	(113)	(119)
Other results without cash flow effect	6	(49)
Cash Flow from operating activities	1,312	1,299

Change in deferred income tax	258	287
Change in operating assets/liabilities	(494)	(379)

Net cash provided by operating activities	1,076	1,207

Acquisitions of fixed and intangible assets	(935)	(876)
Disposal of fixed and intangible assets	12	27
Investments in stakes of subsidiaries	(76)
Acquisitions of other investments	(181)	(757)
Disposal of other investments	53	33
Subsidies and other deferred income	119	73
Net cash used for investing activities	(1,008)	(1,500)

New long-term debt	787	1,407
Repayment of long-term debt	(527)	(1,029)
Net cash from financial debt with short term maturity	624	(965)
Dividends paid by the controlling company	(650)	(323)
Dividends paid to minority shareholders	(165)	(83)
Net cash used for financing activities	69	(993)

Total net cash	137	(1,286)

Effects of exchange rate changes on cash and cash equivalents	6	20

Net increase in cash and cash equivalents	143	(1,266)

Cash and cash equivalents at beginning of period	965	2,614
Cash and cash equivalents at end of period	1,108	1,348

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE - 31 MARCH 2007
(Unaudited)
						Euro Million

	31.03.07			31.03.06
	Of the Parent	Of Minority Interests	Total	Of the Parent	Of Minority Interests	Total
NET PROFIT RECOGNISED DIRECTLY IN EQUITY	52	1	53	(178)	(30)	(208)
In assets and liability revaluation reserves	13	(5)	8	(133)	(20)	(153)
Available-for-sale investments	12		12	(194)		(194)
Cash flow hedge	9	(5)	4	74	(20)	54
Tax effect	(8)		(8)	(13)		(13)
In retained profit	53		53
Actuarial gains and losses in pensions	76		76
Tax effect	(23)		(23)
In translation differences	(14)	6	(8)	(45)	(10)	(55)
Gross translation differences	(14)	6	(8)	(50)	(10)	(60)
Tax effect				5		5

PROFIT FOR THE PERIOD	633	198	831	1,052	239	1,291

TOTAL INCOME AND EXPENSES RECOGNISED	685	199	884	874	209	1,083

CONSOLIDATED BALANCE SHEET
SPAIN AND PORTUGAL ELECTRICITY BUSINESS
(Unaudited)
				Euro Million

ASSETS	31.03.07	31.12.06	Variation
Total fixed assets	26,151	26,330	(179)	-0.68%
Utility plant	19,846	19,758	88	0.45%
Investment property	31	32	(1)	-3.13%
Intangible asset	459	660	(201)	-30.45%
Goodwill	61	61
Long term financial investments	3,787	3,839	(52)	-1.35%
Investments in associates	400	407	(7)	-1.72%
Deferred tax assets	1,567	1,573	(6)	-0.38%
Total current assets	4,461	3,924	537	13.69%
Inventories	565	615	(50)	-8.13%
Trade and other receivables	3,694	3,099	595	19.20%
Short term financial investments	40	35	5	14.29%
Cash and cash equivalents	162	175	(13)	-7.43%
TOTAL ASSETS	30,612	30,254	358	1.18%

EQUITY AND LIABILITIES	31.03.07	31.12.06	Variation
Total equity	6,480	5,980	500	8.36%
Atributtable to equity holders of the parent company	6,436	5,936	500	8.42%
Minority interest	44	44
Non-current liabilities	20,227	19,513	714	3.66%
Deferred revenues	2,325	2,185	140	6.41%
Preferred shares	1,433	1,430	3	0.21%
Long term provisions	3,302	3,407	(105)	-3.08%
Long term financial debt	12,282	11,613	669	5.76%
Other non-current liabilities	435	444	(9)	-2.03%
Deferred tax liabilities	450	434	16	3.69%
Current liabilities	3,905	4,761	(856)	-17.98%
Short term financial debt		(9)	9	100.00%
Trade and other payables	3,905	4,770	(865)	-18.13%
TOTAL EQUITY AND LIABILITIES	30,612	30,254	358	1.18%

CONSOLIDATED STATEMENTS OF INCOME
SPAIN AND PORTUGAL ELECTRICITY BUSINESS
(Unaudited)
				Euro Million

	31.03.07	31.03.06	Variación
REVENUES	2,480	2,867	(387)	-13.50%
Sales	2,405	2,578	(173)	-6.71%
Other operating revenues	75	289	(214)	-74.05%

PURCHASES AND SERVICES	965	1,340	(375)	-27.99%
Energy purchases	253	301	(48)	-15.95%
Fuel procurement costs	492	562	(70)	-12.46%
Transmission expenses	138	95	43	45.26%
Other variable purchases and services	82	382	(300)	-78.53%

GROSS MARGIN	1,515	1,527	(12)	-0.79%

Work performed by the entity and capitalized	38	31	7	22.58%

Personnel expenses	276	250	26	10.40%

Other fixed operating expenses	250	271	(21)	-7.75%

GROSS OPERATING INCOME (EBITDA)	1,027	1,037	(10)	-0.96%

Depreciation and amortization	343	264	79	29.92%

OPERATING INCOME (EBIT)	684	773	(89)	-11.51%

FINANCIAL INCOME	(71)	(79)	8	-10.13%
Net financial expenses	(74)	(81)	7	-8.64%
Foreign exchanges	3	2	1	50.00%

Share of profit of associates	(3)	24	(27)	-112.50%

Income from other investments	3	(5)	8	160.00%

Income from asset sales	(6)	14	(20)	-142.86%

INCOME BEFORE TAXES	607	727	(120)	-16.51%

Income tax	167	156	11	7.05%

PROFIT FOR THE PERIOD	440	571	(131)	-22.94%
Attributable to the holders of the parent company	437	568	(131)	-23.06%
Minority interest	3	3

STATEMENTS OF CASH FLOWS
SPAIN AND PORTUGAL ELECTRICITY BUSINESS
(Unaudited)
		Euro Million

	31.03.07	31.03.06
Consolidated income before income taxes	607	727
Amortization	343	264
Income from asset sales	6	(14)
Income tax	(174)	(128)
Provisions payments	(88)	(96)
Other results without cash flow effect	(27)	(25)
Cash Flow from operating activities	667	728

Change in deferred income tax	174	128
Change in operating assets/liabilities	(137)	(145)

Net cash provided by operating activities	704	711

Acquisitions of fixed and intangible assets	(765)	(633)
Disposal of fixed and intangible assets	1	17
Acquisitions of other investments	(162)	(697)
Disposal of other investments	37	12
Subsidies and other deferred income	104	64
Net cash used for investing activities	(785)	(1,237)

New long-term debt	464	1,081
Repayment of long-term debt	(337)	(599)
Net cash from financial debt with short term maturity	593	(1,066)
Dividends paid by the controlling company	(650)	(294)
Dividends paid to minority shareholders	(2)
Net cash used for financing activities	68	(878)

Total net cash	(13)	(1,404)

Net increase in cash and cash equivalents	(13)	(1,404)

Cash and cash equivalents at beginning of period	175	1,910
Cash and cash equivalents at end of period	162	506

CONSOLIDATED BALANCE SHEET
EUROPE ELECTRICITY BUSINESS
(Unaudited)
				Euro Million

ASSETS	31.03.07	31.12.06	Variation
Total fixed assets	6,015	6,068	(53)	-0.87%
Utility plant	3,776	3,872	(96)	-2.48%
Intangible asset	78	66	12	18.18%
Goodwill	1,677	1,653	24	1.45%
Long term financial investments	90	89	1	1.12%
Investments in associates	84	81	3	3.70%
Deferred tax assets	310	307	3	0.98%
Total current assets	1,141	1,171	(30)	-2.56%
Inventories	203	176	27	15.34%
Trade and other receivables	778	862	(84)	-9.74%
Short term financial investments		1	(1)	-100.00%
Cash and cash equivalents	160	132	28	21.21%
TOTAL ASSETS	7,156	7,239	(83)	-1.15%

EQUITY AND LIABILITIES	31.03.07	31.12.06	Variation
Total equity	3,234	3,292	(58)	-1.76%
Attributable to equity holders of the parent company	2,298	2,333	(35)	-1.50%
Minority interest	936	959	(23)	-2.40%
Non-current liabilities	2,689	2,757	(68)	-2.47%
Deferred revenues	120	116	4	3.45%
Long term provisions	274	274
Long term financial debt	1,568	1,643	(75)	-4.56%
Other non-current liabilities	411	427	(16)	-3.75%
Deferred tax liabilities	316	297	19	6.40%
Current liabilities	1,233	1,190	43	3.61%
Short term financial debt	204	163	41	25.15%
Trade and other payables	1,029	1,027	2	0.19%
TOTAL EQUITY AND LIABILITIES	7,156	7,239	(83)	-1.15%

CONSOLIDATED STATEMENTS OF INCOME
EUROPEAN ELECTRICITY BUSINESS
(Unaudited)
				Euro Million

	31.03.07	31.03.06	Variation
REVENUES	1,059	1,245	(186)	-14.94%
Sales	1,029	1,165	(136)	-11.67%
Other operating revenues	30	80	(50)	-62.50%

PURCHASES AND SERVICES	661	838	(177)	-21.12%
Energy purchases	348	283	65	22.97%
Fuel procurement costs	303	451	(148)	-32.82%
Transmission expenses	3	6	(3)	-50.00%
Other variable purchases and services	7	98	(91)	-92.86%

GROSS MARGIN	398	407	(9)	-2.21%

Work performed by the entity and capitalized	1		1	N/A

Personnel expenses	40	38	2	5.26%

Other fixed operating expenses	49	47	2	4.26%

GROSS OPERATING INCOME (EBITDA)	310	322	(12)	-3.73%

Depreciation and amortization	86	65	21	32.31%

OPERATING INCOME (EBIT)	224	257	(33)	-12.84%

FINANCIAL INCOME	(19)	(11)	(8)	72.73%
Net financial expenses	(18)	(11)	(7)	63.64%
Foreign exchanges	(1)		(1)	N/A

Share of profit of associates	1		1	N/A

INCOME BEFORE TAXES	206	246	(40)	-16.26%

Income tax	75	93	(18)	-19.35%

PROFIT FOR THE PERIOD	131	153	(22)	-14.38%
Attributable to the holders of the parent company	100	118	(18)	-15.25%
Minority interest	31	35	(4)	-11.43%

STATEMENTS OF CASH FLOWS
EUROPE ELECTRICITY BUSINESS
(Unaudited)
		Euro Million

	31.03.07	31.03.06
Consolidated income before income taxes	206	246
Amortization	86	65
Income tax	(58)	(68)
Provisions payments	(2)	(6)
Other results without cash flow effect	(5)	(29)
Cash Flow from operating activities	227	208

Change in deferred income tax	53	66
Change in operating assets/liabilities	(102)	(119)

Net cash provided by operating activities	178	155

Acquisitions of fixed and intangible assets	(19)	(31)
Disposal of fixed and intangible assets	4	1
Investments in stakes of subsidiaries	(30)
Disposal of other investments	3	18
Acquisitions of other investments	(4)	(20)
Subsidies and other deferred income	3
Net cash used for investing activities	(43)	(32)

New long-term debt	6
Repayment of long-term debt	(140)	(289)
Net cash from financial debt with short term maturity	81	226
Dividends paid by the controlling company		(29)
Dividends paid to minority shareholders	(54)	(48)
Net cash used for financing activities	(107)	(140)

Total net cash	28	(17)

Net increase in cash and cash equivalents	28	(17)

Cash and cash equivalents at beginning of period	132	127
Cash and cash equivalents at end of period	160	110

CONSOLIDATED BALANCE SHEET
LATIN AMERICAN ELECTRICITY BUSINESS
(Unaudited)
				Euro Million

ASSETS	31.03.07	31.12.06	Variation
Total fixed assets	13,987	13,982	5	0.04%
Utility plant	10,096	10,084	12	0.12%
Investment property	52	49	3	6.12%
Intangible asset	84	78	6	7.69%
Goodwill	2,253	2,272	(19)	-0.84%
Long term financial investments	557	554	3	0.54%
Investments in associates	188	161	27	16.77%
Deferred tax assets	757	784	(27)	-3.44%
Total current assets	2,722	2,613	109	4.17%
Inventories	101	91	10	10.99%
Trade and other receivables	1,829	1,858	(29)	-1.56%
Short term financial investments	6	3	3	100.00%
Cash and cash equivalents	786	658	128	19.45%
Assets held for sale		3	(3)	N/A
TOTAL ASSETS	16,709	16,595	114	0.69%

EQUITY AND LIABILITIES	31.03.07	31.12.06	Variation
Total equity	6,819	6,664	155	2.33%
Attributable to equity holders of the parent company	3,094	3,022	72	2.38%
Minority interest	3,725	3,642	83	2.28%
Non-current liabilities	7,701	7,737	(36)	-0.47%
Deferred revenues	154	141	13	9.22%
Long term provisions	749	761	(12)	-1.58%
Long term financial debt	5,738	5,801	(63)	-1.09%
Other non-current liabilities	158	114	44	38.60%
Deferred tax liabilities	902	920	(18)	-1.96%
Current liabilities	2,189	2,194	(5)	-0.23%
Short term financial debt	743	475	268	56.42%
Trade and other payables	1,446	1,719	(273)	-15.88%
TOTAL EQUITY AND LIABILITIES	16,709	16,595	114	0.69%

CONSOLIDATED STATEMENTS OF INCOME
LATIN AMERICA ELECTRICITY BUSINESS
(Unaudited)				Euro Million

	31.03.07	31.03.06	Variation
REVENUES	1,668	1,558	110	7.06%
Sales	1,635	1,531	104	6.79%
Other operating revenues	33	27	6	22.22%

PURCHASES AND SERVICES	761	758	3	0.40%
Energy purchases	437	433	4	0.92%
Fuel procurement costs	128	86	42	48.84%
Transmission expenses	90	100	(10)	-10.00%
Other variable purchases and services	106	139	(33)	-23.74%

GROSS MARGIN	907	800	107	13.38%

Work performed by the entity and capitalized	6	6

Personnel expenses	93	89	4	4.49%

Other fixed operating expenses	157	129	28	21.71%

GROSS OPERATING INCOME (EBITDA)	663	588	75	12.76%

Depreciation and amortization	128	127	1	0.79%

OPERATING INCOME (EBIT)	535	461	74	16.05%

FINANCIAL INCOME	(139)	(124)	(15)	12.10%
Net financial expenses	(144)	(140)	(4)	2.86%
Foreign exchange	5	16	(11)	-68.75%

Share of profit of associates	(2)	4	(6)	-150.00%

Income from other investments	(1)		(1)	N/A

Income from asset sales	1		1	N/A

INCOME BEFORE TAXES	394	341	53	15.54%

Income tax	134	(55)	189	343.64%

PROFIT FOR THE PERIOD	260	396	(136)	-34.34%
Attributable to the holders of the parent company	96	195	(99)	-50.77%
Minority interest	164	201	(37)	-18.41%

STATEMENTS OF CASH FLOWS
LATIN AMERICA ELECTRICITY BUSINESS
(Unaudited)
		Euro Million

	31.03.07	31.03.06
Consolidated income before income taxes	394	341
Amortization	128	127
Income from asset sales	(1)
Income tax	(118)	(93)
Provisions payments	(23)	(17)
Other results without cash flow effect	38	5
Cash Flow from operating activities	418	363

Change in deferred income tax	31	22
Change in operating assets/liabilities	(255)	(44)

Net cash provided by operating activities	194	341

Acquisitions of fixed and intangible assets	(151)	(212)
Disposal of fixed and intangible assets	7	9
Investments in stakes of subsidiaries	(46)
Acquisitions of other investments	(15)	(40)
Disposal of other investments	13	3
Subsidies and other deferred income	12	9
Net cash used for investing activities	(180)	(231)

New long-term debt	317	326
Repayment of long-term debt	(50)	(141)
Net cash from financial debt with short term maturity	(50)	(125)
Payments to minority shareholders	(109)	(35)
Net cash used for financing activities	108	25

Total net cash	122	135

Effects of exchange rate changes on cash and cash equivalents	6	20

Net increase in cash and cash equivalents	128	155

Cash and cash equivalents at beginning of period	658	577
Cash and cash equivalents at end of period	786	732

Consolidated Balance Sheet Spain & Portugal by business line for the period ended March 31, 2007
(Unaudited)
				Euro Million

	Generation &		Corporate Structure,
ASSETS	Supply	Distribution	Services & Adjustments	Total
Total fixed assets	12,731	11,136	2,284	26,151
Utility plant	9,749	9,661	436	19,846
Investment property		28	3	31
Intagible asset	258	138	63	459
Goodwill	61			61
Long term financial investments	1,626	473	1,688	3,787
Investments in associates	350	54	(4)	400
Deferred tax assets	687	782	98	1,567
Total current assets	2,506	1,812	143	4,461
Inventories	536	29		565
Cash and cash equivalents	103	6	53	162
Other current assets	1,867	1,777	90	3,734
TOTAL ASSETS	15,237	12,948	2,427	30,612

EQUITY AND LIABILITIES
Total equity	4,502	2,072	(94)	6,480
Attributable to equity holders of the parent company	4,478	2,056	(98)	6,436
Minority interest	24	16	4	44
Non-current liabilities	8,446	8,640	3,141	20,227
Deferred revenues	119	2,238	(32)	2,325
Preferred shares			1,433	1,433
Long term provisions	1,509	1,498	295	3,302
Long term financial debt	6,469	4,483	1,330	12,282
Other non-current liabilities	101	325	9	435
Deferred tax liabilities	248	96	106	450
Current liabilities	2,289	2,236	(620)	3,905
Short term financial debt	67	168	(235)
Trade and other payables	2,222	2,068	(385)	3,905
TOTAL EQUITY AND LIABILITIES	15,237	12,948	2,427	30,612

Consolidated Balance Sheet Spain & Portugal by business line for the period ended December 31, 2006
(Unaudited)
				Euro Million

	Generation &		Corporate Structure,
ASSETS	Supply	Distribution	Services & Adjustments	Total
Total fixed assets	12,897	10,990	2,443	26,330
Utility plant	9,779	9,544	435	19,758
Investment property		29	3	32
Intagible asset	459	145	56	660
Goodwill	61			61
Long term financial investments	1,565	419	1,855	3,839
Investments in associates	353	57	(3)	407
Deferred tax assets	680	796	97	1,573
Total current assets	2,406	1,671	(153)	3,924
Inventories	590	25		615
Cash and cash equivalents	131	16	28	175
Other current assets	1,685	1,630	(181)	3,134
TOTAL ASSETS	15,303	12,661	2,290	30,254

EQUITY AND LIABILITIES
Total equity	4,297	1,932	(249)	5,980
Attributable to equity holders of the parent company	4,271	1,918	(253)	5,936
Minority interest	26	14	4	44
Non-current liabilities	7,808	8,451	3,254	19,513
Deferred revenues	82	2,130	(27)	2,185
Preferred shares			1,430	1,430
Long term provisions	1,538	1,567	302	3,407
Long term financial debt	5,834	4,341	1,438	11,613
Other non-current liabilities	116	317	11	444
Deferred tax liabilities	238	96	100	434
Current liabilities	3,198	2,278	(715)	4,761
Short term financial debt	51	162	(222)	(9)
Trade and other payables	3,147	2,116	(493)	4,770
TOTAL EQUITY AND LIABILITIES	15,303	12,661	2,290	30,254

Consolidated Statement of Income Spain & Portugal by business line for the period ended March 31, 2007
(Unaudited)
				Euro Million

	Generation &		Corporate Structure,
	Supply	Distribution	Services & Adjustments	Total
REVENUES	2,035	601	(156)	2,480
Sales	1,991	567	(153)	2,405
Other operating revenues	44	34	(3)	75

PURCHASES AND SERVICES	1,088	39	(162)	965
Energy purchases	283	1	(31)	253
Fuel procurement costs	492			492
Transmission expenses	259		(121)	138
Other variable purchases and services	54	38	(10)	82

GROSS MARGIN	947	562	6	1,515

Work performed by the entity and capitalized	1	37		38

Personnel expenses	110	118	48	276

Other fixed operating expenses	177	115	(42)	250

GROSS OPERATING INCOME (EBITDA)	661	366		1,027

Depreciation and amortization	220	119	4	343

OPERATING INCOME (EBIT)	441	247	(4)	684

FINANCIAL INCOME	(19)	(34)	(18)	(71)
Net financial expenses	(20)	(34)	(20)	(74)
Foreign exchanges	1		2	3

Share of profit of associates	(2)	(1)		(3)

Income from other investments	1		2	3

Income from asset sales	(3)	(3)		(6)

INCOME BEFORE TAXES	418	209	(20)	607

Income tax	110	62	(5)	167

PROFIT FOR THE PERIOD	308	147	(15)	440
Attributable to the holders of the parent company	307	145	(15)	437
Minority interest	1	2		3

Consolidated Statement of Income Spain & Portugal by business line for the period ended March 31, 2006
(Unaudited)
				Euro Million
				Electricity Business
	Generation &		Corporate Structure,	Spain & Portugal
	Supply	Distribution	Services & Adjustments
REVENUES	2,596	494	(223)	2,867
Sales	2,333	467	(222)	2,578
Other operating revenues	263	27	(1)	289

PURCHASES AND SERVICES	1,530	33	(223)	1,340
Energy purchases	338	2	(39)	301
Fuel procurement costs	562			562
Transmission expenses	269		(174)	95
Other variable purchases and services	361	31	(10)	382

GROSS MARGIN	1,066	461		1,527

Work performed by the entity and capitalized	2	29		31

Personnel expenses	82	129	39	250

Other fixed operating expenses	164	126	(19)	271

GROSS OPERATING INCOME (EBITDA)	822	235	(20)	1,037

Depreciation and amortization	149	111	4	264

OPERATING INCOME (EBIT)	673	124	(24)	773

FINANCIAL INCOME	(13)	(57)	(9)	(79)
Net financial expenses	(14)	(57)	(10)	(81)
Foreign exchanges	1		1	2

Share of profit of associates	23	1		24

Income from other investments	(5)			(5)

Income from asset sales	3	11		14

INCOME BEFORE TAXES	681	79	(33)	727

Income tax	156	17	(17)	156

PROFIT FOR THE PERIOD	525	62	(16)	571
Attributable to the holders of the parent company	524	61	(17)	568
Minority interest	1	1	1	3